

OMB APPROVAL

OMB Number: 3235-0123

SECURITI 12060347 ISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66330

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 2nd Floor
(No. and Street)

New York	NY	10005
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avery Byrd — 212-328-1800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name*)

110 Wall Street, 11th Floor	New York	NY	10005
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KW 4/5

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Robert Calamunci **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** Toussaint Capital Partners, LLC **as of** December 31 **2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

Signature

FINOP/CFO

Title

Patricia Valdes

Notary Public

PATRICIA VALDES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires February 5, 2013

This report contains (check all applicable boxes):**
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Contents


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' report

To the Members
Toussaint Capital Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Toussaint Capital Partners, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
February 7, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$	251,820
Accounts receivable		15,000
Deposit with clearing broker		54,817
Prepaid expenses		4,203
Furniture and equipment *(net of accumulated depreciation of $34,800)*		12,888
Clearing deposit		125,135
Total assets	**$**	**463,863**

See independent auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Liabilities and Members' Equity		
Liabilities		
Accounts and accrued expenses payable	$	62,322
Accrued payroll and payroll taxes payable		19,591
Total liabilities		**81,913**
Members' equity		381,950
Total liabilities and members' equity	**$**	**463,863**

See independent auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2011

Revenue	
Commissions	$ 1,100,311
Other income	31,097
Interest income	412
Total revenue	**1,131,820**
Expenses	
Salaries	509,364
Payroll Taxes	40,245
Rent	157,818
Clearing fees	139,202
Data feeds	112,755
Legal and professional fees	53,769
Employee benefits	49,856
Quotes	36,336
Telephone	29,280
Consulting fees	26,835
Meals and entertainment	26,780
Licenses and permits	25,541
Interest expense	25,522
Automobile expense	21,829
Travel	16,267
Dues and subscription	15,206
Computer expenses	14,298
Office expenses	12,333
Storage	7,752
Maintenance services	6,443
Postage and delivery	6,393
Depreciation	6,220
Equipment rental	5,288
Insurance	4,708
Contribution	2,850
Payroll Processing Fees	2,837
Website Expenses	1,438
Repairs	1,077
Advertising	625
Bank service charges	594
Conference and seminars	526
Business gifts	495
Total expenses	**1,360,482**
Net (loss)	**$ (228,662)**

See independent auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2011

Balance at January 1, 2011	**$ 837,576**
Members' distributions	(226,964)
Net (loss)	(228,662)
Balance at December 31, 2011	**$ 381,950**

See independent auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2011

Cash flows from operating activities	
Net (loss)	$ (228,662)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,220
Changes in operating assets and liabilities:	
Decrease in commission receivable	81,048
Decrease in prepaid expenses	3,776
Increase in clearing deposits	(25,112)
Decrease in deposit with clearing broker	56,791
Decrease in accounts and accrued expenses payable	(42,540)
Decrease in security deposit	(7,500)
Decrease in accrued payroll and payroll taxes payable	(76,899)
Net cash used in operating activities	**(232,878)**
Cash flows from financing activities	
Members' distributions	(226,964)
Net cash used in financing activities	**(226,964)**
Decrease in cash and cash and cash equivalents	**(459,842)**
Cash and cash equivalents, beginning of year	711,662
Cash and cash equivalents, end of year	**$ 251,820**

Supplementary disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ --
Interest expense	25,522

See independent auditors' report and the accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years

Income taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the company but are reported on the income tax returns of the individual members.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Concentrations of credit risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage will revert to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company has regulatory net capital of approximately $317,323 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 4 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 are summarized as follows:

Office equipment and furniture	$ 47,688
Less: accumulated depreciation	34,800
Net property and equipment	$ 12,888

NOTE 6 – OPERATING LEASE

The Company leased office space under a lease agreement in which the Company was paying $3,358 per month plus utilities as a base rent. The lease expired in March 2007. The Company entered into a new lease that commenced on March 31, 2007 and is scheduled to expire on May 31, 2012. Under the lease the Company paid $11,979 with respect to the period (referred to as the "first rent period") from March 31, 2007 to and including May 31, 2007. Commencing June 2007, the fixed annual rent was $143,748 with respect to the remainder of the demised term (referred to as the "second rent period").

NOTE 6 – OPERATING LEASE (CONTINUED)

Future minimum lease payments are as follows:

December 31, 2012	$	59,895

Rent expense was $157,818 for the year ended December 31, 2011.

NOTE 9 - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2011, and February 7, 2012 when the financial statements were issued.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2011

Net capital		
Total members' capital	$	381,950
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		68,830
Net capital before haircuts and undue concentration on securities positions		**313,120**
Haircuts and undue concentration on securities positions		--
	$	**313,120**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	81,913
	$	**81,913**
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	5,461
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital		213,120
Excess net capital at 1,000% (net capital – 10% of aggregate indebtedness)		$304,929
Ratio: aggregate indebtedness to net capital		0.26 to 1

Reconciliation of December 31, 2011 audited computation of net capital and Company's unaudited December 31, 2011 Part IIA filing.

Unaudited December 31, 2011 net capital per December 31, 2011 Part IIA filing	$	328,603
Audit adjustments		(15,483)
Net capital	**$**	**313,120**

See independent auditors' report.

TOUSSAINT CAPITAL PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditors' report and the accompanying notes to the financial statements.

TOUSSAINT CAPITAL PARTNERS, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See independent auditors' report and the accompanying notes to the financial statements.


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Members
Toussaint Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of Toussaint Capital Partners, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 7, 2012

TOUSSAINT CAPITAL PARTNERS, LLC
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2011


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Members
Toussaint Capital Partners, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation (SIPC) assessments and payments of Toussaint Capital Partners, LLC for the year ended December 31, 2011, which were agreed to by Toussaint Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Toussaint Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Toussaint Capital Partners LLC's management is responsible for Toussaint Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
New York, NY
February 7, 2012

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

TOUSSAINT CAPITAL PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 2,419
Less Payment Made:		
Date Paid	Amount	
08/12/11	$ 1,049	
		1,049
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 1,370
Payment made with Form SIPC 7		$ 1,370

See independent auditors' report

TOUSSAINT CAPITAL PARTNERS, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2011

Total revenue	$ 1,131,820
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance Paid to other SIPC members in connection with Securities transactions	139,202
Other	25,146
Total deductions	$ 164,348
SIPC NET OPERATING REVENUES	$ 967,472
GENERAL ASSESSMENT @ .0025	$ 2,419

See independent auditors' report

SEC
Mail Processing
Section

MAR 07 2012

Washington, DC
125

TOUSSAINT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2011